November 1, 2007


VIA EDGAR
---------

Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549
Attn:  Ms. Sally Samuel

         Re: Wilshire Variable Insurance Trust (the "Registrant") File Numbers 333-15881 and 811-07917
                  ----------------------------------------------------

Dear Ms. Samuel:

         This letter is provided to the Securities and Exchange Commission (the "Commission") in connection with a response being made on behalf of the Registrant to comments that you provided with respect to Registrant's preliminary information statement filed with the Commission on October 17, 2007.

         The Registrant acknowledges that the adequacy and accuracy of the disclosure in such filing is the responsibility of the Registrant. The Registrant acknowledges that any comments or changes to disclosure in the filing reviewed by the Commission staff, acting pursuant to delegated authority, do not foreclose the Commission from taking any action with respect to the filing and the Registrant represents that it will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,


WILSHIRE VARIABLE INSURANCE TRUST


By:  /s/ Helen Thompson
     -----------------------------------
     Name:  Helen Thompson
     Title:  Chief Compliance Officer